RECD S.E.C.
SEP 1 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated September 11, 2002

Commission File Number 0-29514

Esat Group Limited
(Translation of Registrant's Name Into English)

1 Grand Canal Quay
Dublin 2
Ireland
(Address of Principal Executive Offices)

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b).)

Enclosure: Release of information to journalists in Ireland (September 10, 2002): "Esat Group Limited announces receipt of requisite consents in tender offer and consent solicitation in respect of its 11 7/8% senior notes due 2008"

ESAT GROUP LIMITED

Form 6-K

11 September 2002

1 Grand Canal Quay
Dublin 2
Ireland

Phone: 353-1-432-5000
Fax: 353-1-432-5800

RELEASE OF INFORMATION TO JOURNALISTS

On the 10th September 2002, the following information was released by Esat Group Limited to journalists:

ESAT GROUP LIMITED ANNOUNCES RECEIPT OF REQUISITE CONSENTS IN TENDER OFFER AND CONSENT SOLICITATION IN RESPECT OF ITS 11 7/8% SENIOR NOTES DUE 2008

September 10, 2002 -- Esat Group Limited (formerly known as Esat Telecom Group PLC and Esat Holdings Limited) ("Esat") announced today that it had received the requisite consents from the holders of its 11 7/8% Senior Notes due 2008 (the "Notes") to certain amendments to the indenture under which the Notes were issued, and that the consent payment deadline for the offer was 5:00 p.m., New York City time, on September 9, 2002. Accordingly, holders of Notes can no longer withdraw tenders or consents.

Esat has received consents from holders of $159.5 million in aggregate principal amount, or 99.7% of the aggregate principal amount of outstanding Notes. The Notes are subject to the terms and conditions of Esat's tender offer, as set forth in its Offer to Purchase and Consent Solicitation Statement dated August 23, 2002. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on September 23, 2002, unless extended by Esat, and holders of the Notes may continue to tender their Notes up to that date. Notes accepted for payment in the tender offer will be purchased on the third business day following the expiration date or as soon as practicable thereafter. Esat will pay accrued interest to the date of purchase.

Esat intends to execute the supplemental indenture promptly. However, the amendments to the indenture for which the consents were solicited will not become operative unless and until Esat purchases the Notes validly tendered.

Salomon Smith Barney is the dealer manager for the tender offer and consent solicitation. Requests for documentation and questions regarding the transaction should be directed to Salomon Smith Barney (Tel. No.: +1 212 723 6106 or (800) 558 3745 (toll free)).

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement dated August 23, 2002, copies of which are available from the dealer manager.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ESAT GROUP LIMITED

By:

Name: LES WINNISTER
Title: Director

Dated: 11 September 2002